KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Dollars In Thousands Except Per Unit Amounts)

	Three Months Ended March 31,
	2007	2006
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based: Basic	230,976,118	220,753,405
Add: Incremental units under common unit option plan (2006 only) and under contracts to issue units depending on the market price of the units at a future date	284,738	326,096
Assuming dilution	231,260,856	221,079,501

Calculation of Limited Partners’ interest in Net Income:
Net Income	$214,876	$246,709
Less: General Partner’s interest in Net Income	(139,707)	(129,528)
Limited Partners’ interest in Net Income	$75,169	$117,181

Limited Partners’ Net Income per unit:
Basic	$0.33	$0.53
Diluted	$0.33	$0.53